SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

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DS HEALTHCARE GROUP, INC.

(Name of Subject Company (Issuer))

MEDILOGISTICS CORP.

a wholly-owned subsidiary of

MEDILOGISTICS LLC

Fernando Tamez Gutierrez

Miguel Gomez Mont

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

23336Q109
(CUSIP Number of Class of Securities)

Fernando Tamez Gutierrez

1451 Brickell Avenue

Unit 2701

Miami, FL 33131

(786) 856-8377

Copy to:

Laurie L. Green, Esq.

Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,891,377	$235.48

*

Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (a) $0.07, the tender offer price, by (b) the sum of (i) 26,037,330, the number of issued and outstanding shares of common stock of DS Healthcare Group, Inc. based on its Quarterly Report on Form 10-Q for the quarter ending June 30, 2017, less shares held by the Offerors, and (ii) 1,723,893 common shares issuable upon exercise of outstanding warrants of DS Healthcare Group, Inc., based on its Annual Report on Form 10-K for the year ending December 31, 2016.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 1 for fiscal year 2018 by multiplying the transaction valuation by 0.0001245.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$235.48	Filing Party:	Medilogistics Corp.
Form of Registration No.	Schedule TO	Date Filed:	April 30, 2018

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) to Tender Offer Statement on Schedule TO (together with this Amendment, this “Schedule TO”) is filed by Medilogistics Corp., a Florida corporation (“Purchaser”), and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together with Purchaser, Medilogistics LLC and Fernando Tamez Gutierrez, the “Bidders”) and relates to the offer by Purchaser to purchase all outstanding Shares of common stock, par value $0.001 per share, of DS Healthcare Group, Inc., a Florida corporation (the “Company” or “DS Healthcare”), at a purchase price of $0.07 per share, net to the seller in cash, without interest thereon, plus one contingent value right per share representing the right to an amount equal to 80% of any potential proceeds from a pending lawsuit (the “Offer Price”), upon the terms and subject to the conditions set forth in the amended and restated offer to purchase dated May 9, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 3 and 5.

The Tender Offer - Section 10. Background of the Offer; Past Contacts or Negotiations with DS Healthcare of the Offer to Purchase is hereby amended by adding the following information. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

On May 7, 2018, the Company filed with the SEC a Form 8-K rejecting the Offer and making certain allegations about Mr. Tamez Gutierrez. As described in greater detail below, the Bidders believe that the allegations regarding Mr. Tamez Gutierrez are false and without merit for the following reasons. The Bidders further believe that the statements regarding the future profitability of the Company under its “New Business Model” and current management have no basis and urge shareholders to tender their Shares into the Offer.

As previously disclosed in the amended and restated Offer to Purchase dated May 9, 2018, Mr. Tamez Gutierrez has been President of DS Healthcare’s Mexican Subsidiary, DS Mexico, since 2009. DS Mexico was originally a distributor in Mexico for the Company. In November 2012, DS Healthcare acquired DS Mexico from Mr. Tamez Gutierrez, who owned all of the outstanding capital stock of DS Mexico, for consideration of 450,000 Shares pursuant to a share exchange agreement (the “Share Exchange Agreement”). In December 2012, Mr. Tamez Gutierrez entered into a Performance Agreement with DS Healthcare, which entitled Mr. Tamez Gutierrez to receive Shares with a value of $50,000 per year for five years, beginning on December 13, 2013. In addition, pursuant to the Performance Agreement, during the term of Mr. Tamez Gutierrez’s employment with DS Mexico, he is entitled to 30% of the net profits of DS Mexico (the “Profit Participation”) on an annual basis.

The Company alleges that the Performance Agreement and the Share Exchange Agreement were not approved by the Board of Directors. The Company has provided no basis for this statement. Mr. Tamez Gutierrez has performed his obligations under the agreements in good faith. The Company cannot induce Mr. Tamez Gutierrez to enter into such agreements when it is beneficial to the Company, and now, six years later, claim that such agreements are not valid. Further, such agreements are described in the Company’s audited financial statements, and therefore, we believe that the Company has acknowledged the validity of such contracts.

As previously disclosed, Mr. Tamez Gutierrez believes he is owed aggregate amount of 2,650,202 Shares under the Performance Agreement based on the terms of the Performance Agreement. The Company has issued an aggregate of 747,600 Shares. The statements in the Form 8-K that Mr. Tamez Gutierrez negotiated to receive Shares at $0.08 are false. Mr. Tamez Gutierrez has always believed that the Shares should be issued at the market price, as provided in the Performance Agreement, which at the time was $0.02. He did not agree to receive the Shares at $0.08, but rather the Company issued the Shares to him unilaterally. Further, the statements that Mr. Tamez Gutierrez wished to acquire the Shares to make the Offer are false. The Company owed such Shares to Mr. Tamez Gutierrez pursuant to the Performance Agreement and the acquisition of such Shares did not impact his decision to make the Offer.

Mr. Tamez Gutierrez believes that the Company knew at all times that he was a principal of DS Iberia. Mr. Tamez Gutierrez incorporated DS Iberia in 2015. According to Mr. Tamez Gutierrez, DS Healthcare made oral representations and agreements where the intent was that the Company would receive an equity interest in DS Iberia and DS Iberia would be a subsidiary of the Company. However, the Company did not have funds to acquire an interest in DS Iberia, so DS Iberia remains solely a distributor in Spain. The initial relationship between DS Healthcare and DS Iberia is documented in an executed agreement, dated June 25, 2015, by and between the Company and DS Iberia and was signed by Mr. Khesin as CEO of the Company and by Mr. Tamez Gutierrez on behalf of DS Iberia. The agreement proceeded November 2016 when he was named an acting officer of the Company. Furthermore, the Company disclosed this in its Reports on Form 10-K for the year ended December 31, 2016 as a related party transaction.

Given the lack of funds at the Company, the Company and Mr. Tamez Gutierrez entered into the Addendum (filed with the Schedule TO) whereby the Company offered to sell 48% of the shares of DS Mexico back to Mr. Tamez Gutierrez in exchange for $500,000. Contrary to the false statements made in the Form 8-K that Mr. Tamez Gutierrez received the 48% interest in DS Mexico for no cost, Mr. Tamez Gutierrez believes that he has made payments in excess of the required $500,000. Mr. Tamez Gutierrez was verbally advised by John Powers and Robert Bellaflores, officers of the Company at the time, that in lieu of making a single payment to the Company, he should make payments to DS Mexico for their working capital needs and to third parties on behalf of the DS Mexico. As DS Mexico is wholly-owned by the Company, and funds required by DS Mexico would have needed to be provided by the Company, Mr. Tamez Gutierrez believed that it was reasonable to believe Mr. Powers and Mr. Bellaflores that such payments were being made pursuant to his obligation under the Addendum. Mr. Tamez Gutierrez paid an aggregate of US$447,585.47 and $3,865,000.00 in Mexican Pesos. Mr. Tamez Gutierrez understands that the Company is trying to characterize such payments as loans made by Mr. Tamez Gutierrez to DS Mexico. However, Mr. Tamez Gutierrez has not entered into any agreement, nor did he ever agree, to lend money to DS Mexico. Mr. Tamez Gutierrez believes that he has fully satisfied his obligations under the Addendum, however, the Company has not yet issued the shares of DS Mexico to Mr. Tamez Gutierrez. Further, the Company implies in the Form 8-K that Mr. Tamez Gutierrez agreed to sell 51% of the remaining shares of DS Mexico to the Company, which would not have been possible since Mr. Tamez Gutierrez did not, and still does not, own any shares of DS Mexico.

Although the Addendum affected the transfer of the 48% interest in DS Mexico, in January 2018, according to Mr. Tamez, Mr. Myron Lewis, on behalf of the Company, provided a draft Stock Purchase Agreement to impose additional conditions related to the sale of the 48% interest in DS Mexico. The draft Stock Purchase Agreement imposed various additional conditions on Mr. Tamez Gutierrez’s ownership of the DS Mexico shares, including that he enter into a shareholders agreement with DS Healthcare which Mr. Tamez Gutierez has not agreed to. The parties have not finalized the terms of the Stock Purchase Agreement.

We believe that the Form 8-K allegations that DS Mexico has not made required royalty payments are false, or at a minimum misleading. To our knowledge there are no royalty or license agreements between DS Mexico and the Company. Any royalty payments would be required to be made by the Company, not DS Mexico. DS Mexico, as a wholly owned subsidiary of the Company, makes distributions to the Company in the form of dividends that the Company would then use to make any royalty payments. The Company cannot blame DS Mexico, and Mr. Tamez Gutierrez, for not making royalty payments that it was obligated to make. Finally, as DS Mexico is a wholly-owned subsidiary of the Company, any royalties would just be intercompany and would not affect the Company’s obligations to Mr. Tamez Gutierrez.

Following the commencement of the Offer, it has come to the Bidders’ attention that the Company has sold substantially all of its assets to EverCare Prohealth Technogies (“ECPT”). We believe that ECPT is an affiliate of the Company and the Bidders do not believe that the appropriate independent board approval and shareholder approval was obtained pursuant to Florida law, and therefore believes that the sale of the assets was a breach of fiduciary duty by the Board of Directors of the Company. The Bidders are currently gathering additional information regarding this transaction and will consider bringing a derivative action with respect to the breach of fiduciary duty claim in connection with the sale of substantially all the assets.

The Company made several proposals in the Form 8-K regarding returning the Company to profitability. The Bidders believe that such proposals have no basis and the Company has not provided shareholders any information upon which the viability of these proposals nor the potential impact on the financial condition of the Company can be evaluated. The Company has not filed its required SEC reports, including the Form 10-Q for the quarter ended September 30, 2017 and March 31, 2018 nor the Form 10-K for the year ended December 31, 2017, and as a result, there is no available information about the current financial condition of the Company.

The Bidders continue to be concerned about the management of the Company in light of the failure by its Chairman to comply with his required SEC filings. On May 15, 2018, in connection with this Offer, the Company provided its list of registered shareholders (“Registered Shareholder List”) to the Bidders. The Registered Shareholder List indicates that the Company’s current Chairman, Myron Lewis, owns 2,250,000 Shares (or 6.385%) of the Company’s’ outstanding common stock. Mr. Lewis has never filed a Form 3, disclosing his ownership position in the Company when he became a director. However, in the Company’s Form 10-K, for the year ended December 31, 2016, filed with the SEC on March 31, 2017 (the “2016 Form 10-K”), the Company indicated that Mr. Lewis did not beneficially own any Shares. Furthermore, the 2016 Form 10-K did not state the amount, if any, of any stock options or other derivatives that may have been held by Mr. Lewis. However, somehow Mr. Lewis’ ownership has now reached 2.25 million Shares and yet he has failed to file any Section 16 filings indicating to shareholders when or at what price these Shares were acquired. Furthermore, he has not filed his Schedule 13D required for holders of more than 5% of the Company’s issued and outstanding Shares.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated May 9, 2018.*
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Summary Advertisement as published on April 30, 2018 (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO-T, filed by Medilogistics Corp. on April 30, 2018).*
(a)(1)(v)	Press Release issued by Medilogistics Corp. (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO-T, filed by Medilogistics Corp. on April 30, 2018).*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(i)

Share Exchange Agreement, dated as of October 31, 2012, by and among Divine Skin, Inc. Divine Skin Labratories, S.A. DE C.V. and Fernando Tamez Gutierrez (incorporated by reference to the Current Report on Form 8-K, filed by DS Healthcare Group, Inc. on January 15, 2013)

(d)(1)(ii)

Performance Agreement, dated as of December 11, 2012, by and among DS Healthcare Group, Inc. and Fernando Tamez Gutierrez (incorporated by reference to the Current Report on Form 8-K, filed by DS Healthcare Group, Inc. on January 15, 2013).

(d)(1)(iii)

Addendum to the Stock Purchase and Joint Venture Agreement, dated as of August 11, 2017, by and among DS Healthcare Group, Inc. and Evercare Prohealth Technologies LTD. (incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Fernando Tamez Gutierrez on February 1, 2018).

(d)(1)(iv)	Contribution Agreement, dated as of April 21, 2018, among Medilogistics LLC and Fernando Tamez Gutierrez.*
(g)	Not applicable.
(h)	Not applicable.

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*

Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez

Miguel Gomez Mont

	By:	/s/ Miguel Gomez Mont
Miguel Gomez Mont

Medilogistics LLC

	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez
Manager

Medilogistics Corp.

Dated: May 15, 2018	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez
Director